KW 3/20/14

14048286

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairbridge Capital Markets Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

City View Plaza, Towers 1 Suite 801
(No. and Street)

Guaynabo	Puerto Rico	00968
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

33 Bolivia Street, 4th Floor	San Juan	Puerto Rico	00917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, Eduardo Prado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairbridge Capital Markets, as of February 28, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President/CEO
Title

Notary Public

KRISTA MALONEY
Commission # 2054691
Notary Public - California
Orange County
My Comm. Expires Feb 5, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kevane
Grant Thornton

Financial Statements and Report of Independent Certified Public Accountants

Fairbridge Capital Markets Incorporated

(a wholly-owned subsidiary of Fairbridge Capital Partners, LLC and previously known as Consultiva Securities, Inc.)

December 31, 2013 and 2012

Fairbridge Capital Markets Incorporated

(a wholly-owned subsidiary of Fairbridge Capital Partners, LLC and previously known as Consultiva Securities, Inc.)

Table of Contents

Kevane
Grant Thornton

Report of Independent Certified Public Accountants

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013
T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

**To the Board of Directors of
Fairbridge Capital Markets Incorporated:**

Report on the Financial Statements

We have audited the accompanying financial statements of **Fairbridge Capital Markets Incorporated** (a wholly-owned subsidiary of Fairbridge Capital Partners, LLC and previously known as Consultiva Securities, Inc.)("the Company"), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Kevane
Grant Thornton

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Fairbridge Capital Markets Incorporated** as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion of the financial statement as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Security Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information in the Schedules I and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 28, 2014.


E93245
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Fairbridge Capital Markets Incorporated
(a wholly-owned subsidiary of Fairbridge Capital Partners, LLC and previously known as Consultiva Securities, Inc.)

Balance Sheets
December 31, 2013 and 2012

Assets

		2013		2012
Current assets:				
Cash	$	9,661	$	318,102
Commissions receivable		99,561		91,345
Due from parent company		-		16,593
Prepayments		22,910		6,181
Deferred tax asset		27,641		-
Total current assets		159,773		432,221
Deposit with clearing house		106,554		104,290
Total assets	$	266,327	$	536,511

Liabilities and Stockholder's Equity

		2013		2012
Liabilities:				
Accounts payable and accrued expenses	$	82,507	$	52,077
Income tax payable		-		21,222
Total current liabilities		82,507		73,299
Deferred rent		-		13,297
Due to related entity		12,990		-
Deferred tax liability		-		2,659
Total liabilities		95,497		89,255
Stockholder's equity:				
Common stock, $100 par value, 10,000 shares authorized, 70 shares issued and outstanding		7,000		7,000
Additional paid-in capital		95,000		95,000
Accumulated earnings		68,830		345,256
Total stockholder's equity		170,830		447,256
Total liabilities and stockholder's equity	$	266,327	$	536,511

The accompanying notes are an integral part of these balance sheets.

Fairbridge Capital Markets Incorporated
(a wholly-owned subsidiary of Fairbridge Capital Partners, LLC and previously known as Consultiva Securities, Inc.)

Statements of Operations
Years Ended December 31, 2013 and 2012

	2013	2012
Commissions and fees	$ 1,201,695	$ 1,426,853
Operating expenses:		
Administrative	487,445	215,735
Management fee	407,639	657,196
Clearing fees	154,882	135,071
Professional services	131,209	31,425
Rent	43,619	74,959
Insurance	9,383	17,523
Others	63,681	141,650
Total operating expenses	1,297,858	1,273,559
(Loss) income before provision for income tax	(96,163)	153,294
Benefit (provision) for income tax:		
Current tax provision	(2,536)	(27,138)
Deferred tax benefit	30,300	316
Benefit (provision) for income tax	27,764	(26,822)
Net (loss) income	$ (68,399)	$ 126,472

The accompanying notes are an integral part of these statements.

Fairbridge Capital Markets Incorporated
(a wholly-owned subsidiary of Fairbridge Capital Partners, LLC and previously known as Consultiva Securities, Inc.)

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2013 and 2012

	Common stock	Additional paid-in capital	Accumulated earnings	Total
Balance, December 31, 2011	$ 7,000	$ 95,000	$ 218,784	$ 320,784
Net income	-	-	126,472	126,472
Balance, December 31, 2012	7,000	95,000	345,256	447,256
Dividends paid	-	-	(208,027)	(208,027)
Net loss	-	-	(68,399)	(68,399)
Balance, December 31, 2013	$ 7,000	$ 95,000	$ 68,830	$ 170,830

The accompanying notes are an integral part of these statements.

Fairbridge Capital Markets Incorporated
(a wholly-owned subsidiary of Fairbridge Capital Partners, LLC and previously known as Consultiva Securities, Inc.)

Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Cash received from customers and others	$ 1,201,695	$ 1,537,127
Cash paid to suppliers for operating expenses	(1,272,095)	(1,479,706)
Income taxes paid	(27,750)	(18,304)
Net cash (used in) provided by operating activities	(98,150)	39,117
Cash flows from investing activities:		
Dividends paid	(208,027)	-
Cash deposited with clearing house	(2,264)	(2,221)
Net cash used in investing activities	(210,291)	(2,221)
Cash flows from financing activities:		
Advances from parent company	-	2,190,675
Payments to parent company	-	(2,047,980)
Net cash provided by financing activities	-	142,695
Net (decrease) increase in cash	(308,441)	179,591
Cash, beginning of year	318,102	138,511
Cash, end of year	$ 9,661	$ 318,102
Reconciliation of net (loss) income to net cash (used in) provided by operating activities:		
Net loss	$ (68,399)	$ 126,472
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities-		
Deferred income tax	(30,300)	(316)
Changes in assets and liabilities-		
(Increase) decrease in commissions receivable	(8,216)	110,274
(Increase) decrease in prepayments	(16,729)	324
Decrease in due from parent company	16,593	-
Increase (decrease) in accounts payable and accrued expenses	30,430	(206,887)
(Decrease) increase in income tax payable	(21,222)	8,834
(Decrease) increase in deferred rent	(13,297)	416
Increase in due to related entity	12,990	-
Total adjustments	(29,751)	(87,355)
Net cash (used in) provided by operating activities	$ (98,150)	$ 39,117

The accompanying notes are an integral part of these statements.

(1) Organization and summary of significant accounting policies:

Organization –

Consultiva Securities, Inc. was a wholly-owned subsidiary of Consultiva Internacional, Inc. and was organized under the laws of the Commonwealth of Puerto Rico (the Commonwealth) on January 25, 1999 and began its operations in June 2001. On August 9, 2013 Fairbridge Capital Partners, LLC acquired 100% of the outstanding common stock of Consultiva Securities, Inc. from Consultiva Internacional, Inc. and on September 17, 2013 changed its name to Fairbridge Capital Markets Incorporated (the "Company"). The Company is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via First Clearing Corp., a correspondent U.S. based firm, who maintains all accounts for the customers.

Summary of significant accounting policies –

(a) **Basis of presentation –**
The Company's fiscal year ends on December 31st of each year. All references to years in these notes to the financial statements represent the fiscal years then ended unless otherwise noted. The Company has evaluated subsequent events through February 28, 2014, the date the financial statements were available to be issued.

(b) **Revenue recognition –**
Commission revenues are recorded on a settlement date basis.

(c) **Accounts receivable –**
Accounts receivable include commissions due in cash.

(d) **Bad debts –**
Bad debts are accounted for using the direct write-off method whereby an expense is recognized only when a specific account is determined to be uncollectible. The effect of using this method approximates that of the allowance method.

(e) **Income taxes –**
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(f) **Use of estimates** –
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) **Concentration of credit and business risks** –
The only financial instruments that potentially expose the Company to concentration of credit risk are its bank accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

As of December 31, 2013 and 2012, approximately 95% and 88% of the total accounts receivable of the Company come from three and two clients, respectively.

(2) Deposit with Clearing House:

This deposit is a requirement of First Clearing Corporation, the U.S. based firm providing clearing and custodial services for the Company and which maintains all customer accounts. During the years ended December 31, 2013 and 2012 the total deposited amount of $106,554 and $104,290, respectively, was held by First Clearing Corporation.

(3) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2013 and 2012, the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Account
2013	0.81 to 1	$ 100,000	$ 118,011	$ 18,011
2012	0.23 to 1	$ 5,000	$ 382,753	$ 376,803

(4) Receivable from and payable to clearing organization:

Amounts receivable from and payable to the clearing organization as of December 31, 2013 and 2012, consisted of the following:

	2013	2012
Commissions and interest receivable	$ 22,824	$ 38,649
Clearing and other fees payable	$ 20,716	$ 19,797

(5) Related party transactions:

During the years ended December 31, 2013 and 2012, the Company engaged in transactions with its former parent company, (Parent Company in 2012) and with other related parties; mostly related to advances received, commission income, management fees, rent and administrative fees. Amounts due at year-end are non-interest bearing and have no specific repayments terms.

	2013	2012
Due to related entity	$ (12,990)	$ -
Due from former parent company	$ -	$ 16,593
Management fee expense	$ 407,639	$ 657,196
Rent expense	$ 43,619	$ 74,959
Insurance expense	$ 9,383	$ 17,523
Administrative and other expenses	$ 381,704	$ 173,214
Professional services	$ 90,188	$ -

(6) Income taxes:

On June 30, 2013 the Governor of Puerto Rico signed into law a package of tax measures intended to provide new sources of revenue to balance the Commonwealth budget. Among the provisions included in said package are changes to the income tax regime applicable to corporations. Act 40-2013, signed on June 30, 2013 but effective on January 1, 2013, increased the corporate income tax rate with a range from 30% to 39% (previously 20% to 30%), establishing that the maximum rate is reached when net taxable income is in excess of $275,000. The surtax credit was reduced from $750,000 to $25,000.

In addition, the new law creates and imposes the following:

(a) A new additional tax on gross income, as part of the alternative minimum tax calculation. Financial businesses will be subject to a tax of 1% on gross income, with a credit equal to a 5% of its gross income against the regular tax or AMT of the corresponding taxable year. In the case of controlled groups of corporations or related entities groups must aggregate the group's gross income in order to determine the applicable rate of the additional tax on gross income.

(b) The net operating loss deduction is limited to 90% of taxable income for regular income tax purposes and to 80% for alternative minimum tax purposes, and their carryover period is extended from ten (10) to twelve (12) years for losses incurred between 2005 and 2012. For losses incurred in 2013 and after the carryover period is ten (10) years.

(c) Fifty-one percent (51%) of the expenses paid to a 50% or more partner/member are disallowed if attributable to Puerto Rico and not subject to taxation or withholding at source.

In addition, the alternative minimum tax (AMT) provisions are completely revised and overhauled. The AMT tax rate was increased from 20% to 30%, and various parallel computations must be made before determining whether an AMT liability exists. In summary, the AMT would be the greater of the sum of 30% of the alternative minimum net income, plus the additional tax on gross income (discussed above); or the sum of the following three items: (1) 20% of the expenses incurred or paid to related parties and/or the expenses allocated from a home office to a branch located in Puerto Rico if such payments were not subject to tax in Puerto Rico during the tax year; (2) up to 2% on the purchases of tangible personal property from a related person or home office and (3) the new additional tax on gross income.

Deferred income tax results from the future tax consequences of temporary differences between the amounts of certain assets and liabilities recorded for tax and financial statement purposes. To the extent it is more likely than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized. No valuation allowance was recognized during the years ended December 31, 2013 and 2012. The deferred tax asset resulted from the net operating loss carryforward to future years and the alternative minimum tax credit as of December 31, 2013. Available net operating loss amounting to $96,146 expires in year 2023. The deferred tax liability resulted from deferred rent recorded as of December 31, 2012.

The Company's actual income tax expense for the years ended December 31, 2013 and 2012 differs from theoretical income tax provision calculated at statutory rates, as follows:

	2013	2012
(Loss) income before provision for income taxes	$ (96,163)	$ 153,294
Theoretical income tax expense, based on the application of statutory rates to the pre-tax income per financial statements	$ -	$ (30,659)
Effect in income tax expense resulting from temporary and permanent differences between financial statements and taxable income	(6,008)	(83)
Prior year overaccrual	3,472	3,604
Increase in deferred tax asset	27,641	-
Decrease in deferred tax liability	2,659	316
Benefit (provision) for income tax	$ 27,764	$ (26,822)

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company files income tax returns in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2009.

(7) <u>Commitments and contingencies:</u>

During the year ended December 31, 2012, the Company entered in a Settlement Agreement with a customer in order to finalize a commercial dispute. In consideration of the mutual covenants, the Company made a payment to the customer for $170,000. The Company was reimbursed in the amount $96,000 by another business partner during the year ended December 31, 2012. The net amount of $74,000 is included as part of other expenses in the statements of operations for the year ended December 31, 2012.

For the year ended December 31, 2013 the Company amended its leasing agreement for its main office facilities. The operating lease agreement will be renewed on an annual basis. Rent expense for the years ended December 31, 2013 amounted to $43,619 and $74,959, respectively.

The minimum annual rental payment for the next fiscal year (2014) amounts to $15,000.

(8) **Supplementary information:**

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2013 and 2012, the Company has not had activities that would need to be disclosed on such schedules.

Fairbridge Capital Markets, Inc.

Schedule I

(a wholly-owned subsidiary of Fairbridge Capital Partners, LLC and previously known as Consultiva Securities, Inc.)

Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013 and 2012

	2013	2012
Net Capital:		
Capital per audited financial statements	$ 170,830	$ 447,256
Less-Non-allowable assets:		
Prepayments	(22,910)	(6,181)
Commissions receivable	(2,268)	(41,729)
Due from parent company	-	(16,593)
Deferred tax asset	(27,641)	-
Net capital	$ 118,011	$ 382,753
Aggregate indebtedness:		
Items included in the accompanying balance sheets	$ 95,497	$ 89,255
Computation of basic net capital requirement:		
Minimum required net capital (aggregate indebtedness ÷ by 15)	$ 6,366	$ 5,950
Minimum dollar net capital requirement	$ 100,000	$ 5,000
Net capital requirement (highest of above amounts)	$ 100,000	$ 5,950
Excess net capital (net capital - higher of required net capital or $5,000)	$ 18,011	$ 376,803
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ (1,989)	$ 373,828
Ratio: Aggregate indebtedness to net capital	0.81	0.23
Reconciliation with Company's computation (included in Part IIA Form X-17a-5 as of December 31, 2013 and 2012):		
Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 127,532	$ 399,717
Audit adjustments - net	(9,521)	(16,964)
Net capital per above	$ 118,011	$ 382,753

Fairbridge Capital Markets, Inc.

Schedule II

(a wholly-owned subsidiary of Fairbridge Capital Partners, LLC and previously known as Consultiva Securities, Inc.)

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission
December 31, 2013 and 2012

	2013	2012
Reconciliation with Company's computation (included in part IIA Form X-17a-5 as of December 31, 2013 and 2012):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 85,977	$ 72,291
Audit adjustments	9,520	16,964
Aggregate indebtedness, as reported in Schedule I	$ 95,497	$ 89,255

Kevane
Grant Thornton

Report of Independent Certified Public Accountants on Internal Control Structure Required by Sec Rule 17a-5

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Board of Directors of
Fairbridge Capital Markets Incorporated:

In planning and performing our audits of the financial statements and supplemental schedules of **Fairbridge Capital Markets Incorporated** (a wholly-owned subsidiary of Fairbridge Capital Partners, LLC and previously known as Consultiva Securities, Inc.) as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the related practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Kevane
Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 28, 2014.


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COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
CPA
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